ICA REPORTS FIRST QUARTER OF 2006 RESULTS


     Mexico City, May 2, 2006 Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the first quarter of 2006.

     As previously announced, ICA is consolidating the income statement of the North Central Airport Group (GACN) in the Airports sub-segment, starting with the first quarter of 2006. The Airports balance sheet was consolidated as of December 31, 2005. Airports is a newly created sub-segment in the Infrastructure segment, which was previously called Infrastructure Operations.

     In addition, effective January 2006, ICA adopted the proportional consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. The change in accounting method affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the GEOICASA joint venture with Mexican homebuilder GEO in the Housing segment. ICAs ownership in each case is 50 percent and there is shared control. Prior period statements have not been restated.

ICA noted the following highlights:

     o Total revenues for the first quarter of 2006 were Ps. 4,624 million, an increase of Ps. 465 million, or 11 percent, as compared to Ps. 4,159 million in the first quarter of 2005. Airports contributed Ps. 380 million, or 8.2 percent, of the total.

     o Operating income for the first quarter of 2006 was Ps. 354 million, an increase of Ps. 148 million, or 72 percent, as compared to Ps. 206 million in the same period of 2005. Airports contributed Ps. 163 million, or 48 percent, of the total.

     o Net income of majority interest was Ps. 131 million in the first quarter of 2006, an increase of Ps. 61 million, or 87 percent, as compared to Ps. 70 million in the first quarter of 2005. This is equivalent to Ps. 0.32 per share, or US$ 0.36 per ADS. Airports contributed Ps. 16 million, or 12.3 percent, of net income of majority interest.

     o New construction contract awards and net contract additions during the first quarter of 2006 were Ps. 3,118 million. ICAs construction backlog as of March 31, 2006 was Ps. 13,064 million, equivalent to 10 months work based on first quarter construction revenues.

     o At the end of the first quarter of 2006, ICAs total assets were Ps. 32,213 million, an increase of 50 percent, as compared to Ps. 21,528 million in the first quarter of 2005. Ps. 8,218 million of the increase resulted from the consolidation of Airports.

     o As of March 31, 2006, cash and cash equivalents were Ps. 6,194 million, an increase of 97 percent as compared to Ps. 3,142 million at the end of the first quarter of 2005. Of the increase of Ps. 3,052 million, Ps. 1,851 million resulted from the consolidation of Airports.

     o ICA's total debt in the first quarter of 2006 was Ps. 11,041 million, an increase of Ps. 2,895 million, or 36 percent, as compared to Ps. 8,146 million in the prior year period. The El Cajon hydroelectric project accounted for Ps. 6,599 million, or 60 percent, of ICAs total debt, an increase of Ps. 1,140 million, or 21 percent, as compared to Ps. 5,458 million in the first quarter of 2005. Airports accounted for Ps. 1,389 million, or 12 percent, of the total.


FIRST QUARTER 2006 CONSOLIDATED RESULTS


     ICAs consolidated results for the first quarter 2006 are presented with and without the effect of the consolidation of the results of operations of Airports, which was effective as of January 1, 2006.


                                                                                   ICA w/o
   (Ps. million) 1Q2005 1Q2006 Change (%) Airports Airports
------------------------------------------------------------------------------------------------
Revenues ....................     4,159        4,624        11.2%       380         4,244
Operating income ............       206          354        71.8%       169           185
Operating margin ............         5.0%         7.7%                  44.4%          4.4%
EBITDA ......................       390          574        47.2%       185           389
EBITDA margin ...............         9.4%        12.4%                  48.6%          9.2%
Net income (loss) of
 majority interest ..........        70          131        87.0%        16           115
Earnings per share (Ps.) ....         0.23         0.32     44.3%
Weighted average shares
 outstanding (million) * ....       310.84       402.80
------------------------------------------------------------------------------------------------

     EBITDA = Earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

     * First quarter 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.


     ICA recorded first quarter 2006 revenues of Ps. 4,624 million, an increase of 11 percent compared to the first quarter of 2005. The El Cajon hydroelectric project accounted for 14 percent of total revenues and was 83 percent complete as of March 31, 2006. During the first quarter of 2006, revenues in Mexico represented 91 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, were 54 percent of the total. Airports accounted for Ps. 380 million, or 8 percent, of total revenues. The increase in revenues includes the effect of the consolidation of Airports, which was partially offset by the reduction resulting from the proportional consolidation of Rodio.

     Costs were 84 percent of revenues in the first quarter of 2006, as compared to 88 percent in the first quarter of 2005. Cost of sales was Ps. 3,905 million, an increase of 6 percent as compared to Ps. 3,670 million in the same period of 2005. Airports represented Ps. 115 million, or 3 percent, of total costs. The decrease in the cost as a percentage of revenues resulted from the consolidation of Airports and the proportional consolidation of Rodio.

     General and administrative expenses in the first quarter of 2006 totaled Ps. 364 million, a 29 percent increase compared to Ps. 283 million in the first quarter of 2005. Airports accounted for Ps. 102 million, or 28 percent of total general and administrative expenses. The increase in general and administrative expenses was due to the consolidation of Airports, which was partially offset by the reduction resulting from the proportional consolidation of Rodio.

     Operating income during the first quarter of 2006 was Ps. 354 million, an increase of Ps. 148 million, or 72 percent, compared to Ps. 206 million recorded during the same period of 2005. The increase in operating income was primarily the result of the consolidation of Airports, which was partially offset by the reduction from the proportional consolidation of Rodio. Airports' contribution to operating income was Ps. 163 million, The El Cajon hydroelectric project generated Ps. 39 million, or 11 percent, of total operating income.

     EBITDA generated in the first quarter of 2006 was Ps. 574 million, equivalent to a 12.4 percent margin, an increase of Ps. 184 million compared to Ps. 390 million in EBITDA generated in the first quarter of 2005. Airports contribution to EBITDA was Ps. 185 million, or 32 percent of the total, which was partially offset by the reduction from the proportional consolidation of Rodio. The El Cajon hydroelectric project generated 15 percent of total EBITDA.

     The Companys accounting policies provide that financial costs of financed works be recognized in cost of sales. As a result, financial costs for the El Cajon hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net interest expense included in cost of sales to EBITDA. In the first quarter of 2006, Adjusted EBITDA was Ps. 633 million compared to Ps. 475 million during the first quarter of 2005, an increase of Ps. 159 million or 33 percent. EBITDA and Adjusted EBITDA should not be considered as indicators of financial performance or free cash flow under Mexican or U.S. GAAP; other companies may define similarly titled concepts differently.



(Ps. million) 1Q2005 1Q2006
--------------------------------------------------------------------------------
Net income of majority interest ....................          70           131
Plus:  minority  interest,  affiliate
  earnings,  taxes,  and other income, net .........         116           215
Plus: integral financing cost ......................          21             8
Plus: depreciation and amortization ................         184           219
                                                             ---           ---
EBITDA .............................................         390           574
 Plus: net financial costs included in
 cost of sales .....................................          85            60
                                                             ---           ---
Adjusted EBITDA ....................................         475           633
--------------------------------------------------------------------------------


     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.


     The integral financing cost (CIF) in the first quarter of 2006 was Ps. 8 million, compared to a cost of Ps. 21 million recorded in the first quarter of 2005. Financial expense increased to Ps. 109 million in the first quarter of 2006 compared to Ps. 77 million in the same period of 2005. The increase was due to a higher level of debt as a result of the refinancing of the Corredor Sur and Acapulco Tunnel projects in the second quarter of 2005 and financing for the acquisition of GACN's shares. Financial income during the quarter was Ps. 104 million, a Ps. 62 million increase as compared to Ps. 42 million in the first quarter of 2005. The 146 percent increase in financial income was primarily due to an increase in cash and cash equivalents as a result of the capital increase in August 2005, the consolidation of Airports, and a higher level of customer advances. The exchange gain in the first quarter of 2006 was Ps. 5 million, compared to a Ps. 7 million gain in the same period of last year.


(Ps. million) 1Q2005 1Q2006
-------------------------------------------------------------------
Financial Expense ....................            77           109
Financial (Income) ...................          (42)         (104)
Exchange (Gain) Loss .................           (7)           (5)
Monetary (Gain) Loss .................           (8)             8
-------------------------------------------------------------------
Integral Financing Cost (Gain) .......            21             8
-------------------------------------------------------------------


     The weighted average interest rate on total debt was 7.7 percent during the first quarter, including Ps. 100 million in total interest expense on financed public works, compared to 7.6 percent registered during the same period in 2005. The change in the weighted average interest rate is principally the result of the cost of and amounts outstanding of ICAs principal debt liabilities, which are: the debt of the El Cajon hydroelectric project, the bridge loan for the acquisition of the additional GACN shares, and the refinancing of the Corredor Sur project in Panama and the Acapulco Tunnel. The calculation for the weighted average interest rate is as follows:



(Ps. million) 1Q2005 1Q2006
----------------------------------------------------------------------------
Interest Expense included in CIF ..............             71          108
Financed Interest Expense in cost of sales ....             86          100
                                                        ------          ---
Total Interest Expense ........................            157          208

Average Debt Outstanding ......................          8,198       10,830
----------------------------------------------------------------------------
Weighted Average Interest Rate                            7.6%         7.7%
----------------------------------------------------------------------------


     Other (Income) Loss registered a loss of Ps. 4 million during the first quarter of 2006, resulting primarily from the sale of construction equipment.

     The tax provision in the first quarter of 2006 was Ps. 136 million, of which Ps. 90 million was deferred taxes, Ps. 35 million was employee statutory profit sharing, and Ps. 11 million was income tax. Airports accounted for Ps. 81 million of the total, of which Ps. 53 was deferred taxes, Ps. 22 million was employee statutory profit sharing, and Ps. 6 million was income tax.

     ICA recognized Ps. 2 million during the first quarter of 2006 from its share in the earnings of unconsolidated affiliates, which included the Dravica Consortium, CIMA, and Dicomex Holding, among others.

     Net income of majority interest was Ps. 131 million in the first quarter of 2006, or Ps. 0.32 per share (US$ 0.36 per ADS) based on 402.80 million weighted average shares outstanding, compared to net income of majority interest of Ps. 70 million recorded in the first quarter of 2005, or Ps. 0.23 per share (US$
0.25 per ADS), based on a weighted average of 310.84 million shares outstanding. The 2005 earnings per share and earnings per ADS are adjusted for the 1:6 reverse split and the new 1:12 ADS ratio that was effected in December 2005. Airports accounted for Ps. 16 million, or 12 percent, of net income of majority interest in the first quarter of 2006.


SEGMENT RESULTS

Construction

Construction segment results are shown in the following table:

                              Civil                   Industrial                  Rodio                   Subtotal
                     ------------------------  ------------------------  ----------------------  --------------------------
(Ps. Million)         1Q05        1Q06    Ch%    1Q05       1Q06    Ch%   1Q05      1Q06    Ch%    1Q05         1Q06    Ch%
---------------------------------------------------------------------------------------------------------------------------
Revenues .........   1,422       1,851     30   1,720      1,714     0     606       333    -45    3,748       3,898      4
Operating Income .      73          90             70         50            18        17             160         157
Depr. & Amort. ...      90          77             33         48            20         9             143         135
Net Income .......      71         122             46         19             5        10             122         151
EBITDA ...........     163         167            102         98            38        26             303         291
Operating Margin .       5.1%        4.9%           4.0%       2.9%          3.0%      5.1%            4.3%        4.0%
Total Assets .....   8,786      13,920          4,917      3,671         2,025     1,097          15,729      18,687
Debt .............   5,523       6,601            597        219           258       177           6,378       6,997
Stockholders
Equity ...........   1,152       2,915          1,165        811           496       265           2,812       3,991
CAPEX ............      30         121             17          5            15        14              61         139
---------------------------------------------------------------------------------------------------------------------------


     Total construction revenues increased 4 percent during the first quarter of 2006, as compared to the first quarter of 2005. Civil Construction grew significantly, which offset a decrease in Rodio revenues as a result of the proportional consolidation of that segment. Industrial Construction revenues were basically unchanged, as compared to the same quarter of 2005. The operating margin for all construction activities decreased to 4 percent during the first quarter of 2006, as compared to 4.3 percent during the same quarter of 2005. First quarter 2006 EBITDA was Ps. 291 million, with an EBITDA margin of 7.7 percent.

     Civil Construction revenues resulted principally from work on the El Cajon hydroelectric project, Terminal II of Mexico International Airport, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, phase II of the renovation of the Moon Palace Hotel in Cancun, and the inter-terminal transport system for the Mexico City International Airport. The Civil Construction operating margin was 4.9 percent in the first quarter of 2006, compared to 5.1 percent in the 2005 period.

     Civil Construction EBITDA was Ps. 167 million, an increase of 2 percent compared to Ps. 163 million in the first quarter of 2005. Of the total, the El Cajon hydroelectric project generated an EBITDA of Ps. 86 million, as compared to Ps. 100 million in the same quarter of 2005. The decrease was due to a lower volume of work on El Cajon, as the project nears completion. Civil Construction net income of majority interest was Ps. 122 million, compared to Ps. 71 million in the first quarter of 2005.

     Industrial Construction revenues remain basically unchanged from the prior year period. A higher volume of work on existing projects offset a reduction from completed projects. The projects that contributed most to revenues were Package II of the Minatitlan refinery reconfiguration, which accounted for 19 percent of ICAs total revenues, the Altamira V combined cycle power plant in Tamaulipas, the Chicontepec oil field project in Veracruz, the liquefied natural gas terminal and storage tanks in Altamira, Tamaulipas, and the Reynosa IV cryogenic plant in Tamaulipas. The Industrial Construction operating margin was
2.9 percent in the first quarter of 2006. Bid preparation expenses were Ps. 8 million in the first quarter of 2006, as compared to Ps. 15 million in the same quarter of 2005.

     Industrial Construction EBITDA was Ps. 98 million in the first quarter of 2006, an increase of 4 percent compared to Ps. 102 million during the same quarter of 2005. Industrial Construction net income of majority interest was Ps. 19 million, a decrease of 42 percent, as compared to the first quarter of 2005.

     Effective January 1, 2006, Rodio is proportionally consolidated in proportion to ICAs 50 percent ownership. Rodio's overall performance in the first quarter of 2006 improved substantially as compared to the prior year period, and the reductions in various accounts were due to application of the proportional consolidation method of accounting. Rodio contributed revenues of Ps. 333 million, a reduction of 45 percent compared to Ps. 606 million in the first quarter of 2005. Rodio's operating margin for the first quarter of 2006 was 5.1 percent. Rodio's most important project is the M30 expressway around Madrid.

     Rodio generated EBITDA of Ps. 26 million, a reduction of 30 percent compared to Ps. 38 million during the same quarter of 2005. Rodio net income of majority interest was Ps. 10 million in the first quarter of 2006, compared to Ps. 5 million registered in the same quarter of 2005.


Other Segments

                           Housing                                Infrastructure
                     ---------------------  -------------------------------------------------------------------
(Ps. Million) Airports Other Total
------------------- ------- ------ -------  ------------------- ----------------------- -----------------------
Quarter               1Q05   1Q06    %        1Q05    1Q06   %     1Q05    1Q06    %      1Q05     1Q06    %
------------------- ------- ------ -------  ------- ------- --- ------- ------- ------- ------ -------- -------
Revenues               302    229   (24)%        -     380   -     104      92   (11)%    104      473    354%
Operating Income        42     15                -     163          10      30             10      193
Depr. &                  1      1                -      22          38      60             38       81
Amortization
Net Income              31      9                -      16          56     (7)             56        9
EBITDA                  43     17                -     185          48      90             48      274
Operating Margin     13.8%   6.7%                -   42.8%        9.9%   32.5%           9.9%    40.8%
Total Assets         1,159  1,468                -   8,218       4,814   4,354          4,814   12,572
Debt                   302    127                -   1,389         979   2,528            979    3,917
Stockholder's          668  1,024                -   5,980       3,572   1,673          3,572    7,653
Equity
CAPEX                    0      5                -      45          12      49             12       94


     Housing sold 920 units during the first quarter of 2006, compared to 1,343 units in the first quarter of 2005. Effective January 1, 2006, the housing segment proportionally consolidated the results of the GEOICASA partnership with GEO in the Arcos de Aragon project; the effect of the change in accounting method with respect to GEOICASA is not material. The reduction in the number of units sold was primarily the result of the completion of projects and a reduction in the sale of projects in Cancun primarily as a result of the economic effects of Hurricane Wilma.

     Revenues for the first quarter of 2006 were Ps. 229 million, a 24 percent reduction compared to Ps. 302 million in the same period of 2005. The decrease in sales reflects the decrease of units sold and delays in the initiation of new projects. The operating margin in the first quarter of 2006 was 6.7 percent, compared to 13.8 percent in the same quarter of 2005. Of the units sold, 60 percent were traditional housing (vivienda tradicional), and 40 percent were entry level housing (vivienda de bajos ingresos).

     Housing EBITDA during the first quarter of 2006 was Ps. 17 million, a reduction of 61 percent compared to Ps. 43 million during the same quarter of 2005. Housing net income of majority interest was Ps. 9 million in the first quarter of 2006, compared to Ps. 31 million in the 2005 period.

     Beginning with the first quarter of 2006, the Infrastructure segment (formerly called Infrastructure Operations) consolidated the results of operations of GACN, which positively affected this segment's results. Revenues were Ps. 473 million in the first quarter of 2006, as compared to Ps. 104 million in the same quarter of 2005, an increase of Ps. 368 million. Airports contributed Ps. 380 million in revenues during the first quarter of 2006. First quarter 2006 operating income was Ps. 193 million, principally as a result the Ps.168 million contribution of Airports.

     The Other infrastructure sub-segment includes the Corredor Sur in Panama, the Acapulco Tunnel, the waste water treatment plant in Ciudad Acuna, and the Irapuato La Piedad highway PPP (public-private partnership). Corredor Sur s average traffic volume in the first quarter of 2006 increased 13 percent to 52,671 vehicles per day, compared to 46,784 in the same quarter of 2005. Corredor Sur revenues decreased Ps. 12 million, as a result of the sale during the 2005 period of all remaining land in the Corredor Sur project. The Acapulco Tunnel s daily average traffic volume increased to 8,670 vehicles in the first quarter of 2006, compared to 8,516 in the same quarter of 2005. Revenues for the Acapulco Tunnel show the effect of the increase in toll rates. In December 2005 tolls for non-resident vehicles increased 4.8 percent, and in January 2006 the rates for residents were increased in the same proportion.

     Revenues of the Airports sub-segment were Ps. 380 million, with operating income of Ps. 163 million and a 43 percent operating margin. The segment generated EBITDA of Ps. 185 million, with an EBITDA margin of 49 percent. Net income of majority interest was Ps.16 million. During the first quarter of 2006, GACN served 3.2 million passengers in its 13 airports, as compared to the 2.8 million in the same period of 2005, an increase of 12 percent. The Monterrey International Airport accounted for 40 percent of total passenger traffic.

     Under Mexican law and the terms of the airport concessions, airport revenue derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) is subject to rate regulation, while other revenue (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) is not subject to rate regulation.

     Regulated Airports revenue, which represented 81 percent of the total, was Ps. 307 million in the first quarter of 2006, an increase of Ps. 31.4 million, or 11.4 percent, as compared to Ps. 276 million in the first quarter of 2005.

     Non-regulated Airports revenue was Ps. 73 million in the first quarter of 2006, an increase of Ps. 19 million, or 35 percent, as compared to Ps. 54 million in the first quarter of 2005.


CONSTRUCTION BACKLOG

     At the end of March 2006, the construction backlog was Ps. 13,064 million, a decrease of Ps. 780 million, or 6 percent, compared the construction backlog registered at the end of December 2005, and was the equivalent of 10 months work at first quarter 2006 rates. The evolution of the construction backlog also shows the effect of the proportional consolidation of Rodio.

     The investment to be performed in concessioned projects was Ps. 696 million at the end of the first quarter of 2006.


                                                     Months Construction
                                        Ps. million     Equivalent*
---------------------------------------------------- -------------------
Balance, December 2005 ...........        13,844            11
    New contracts and net
      contract additions .........         3,118             2
    Work executed ................         3,898             3
---------------------------------------------------- -------------------
Balance, March 2006 ..............        13,064            10

------------------------------------------------------------------------
Investment  to be performed in concessioned projects            696
------------------------------------------------------------------------
 * Months of work based on the volume of work executed in the first quarter of 2006.


     During the first quarter of 2006, ICA had new contract awards and net contract additions of Ps. 3,118 million, including the effect of the proportional consolidation of Rodio. New projects included: finishing work for the Terminal II building of the Mexico City International Airport, the Cachamay stadium in Venezuela, new Rodio contracts in Spain, the second phase of the renovation of the Moon Palace Hotel in Cancun, the access tunnel to Salina Cruz, Oaxaca, and the southern highway interchange in Celaya, Guanajuato.

     The construction on the Irapuato La Piedad highway PPP has advanced in the first quarter of 2006. The transfer of resources to the concessionaire in the form of a capital contribution has been made, and the concessionaire is currently seeking to obtain a Ps. 580 million loan.

     At the end of the first quarter of 2006, projects in Mexico represented 93 percent of total backlog, while projects abroad represented 7 percent. Of the total, 86 percent are for public sector clients, and 14 percent are for private sector clients.


EL CAJON HYDROELECTRIC PROJECT


     The following table summarizes the main financial accounts of the El Cajon hydroelectric project:


(Ps. million) 1Q2005 2Q2005 3Q2005 4Q2005 1Q2006
---------------------------------- -------- -------- --------- -------- --------
Income Statement
--------------------------------------------------------------------------------
Revenue .......................         863    1,060     1,134    1,105      649
Operating Income ..............          51       65        68       66       39
Operating Margin ..............          6%       6%        6%       6%       6%

Balance Sheet
--------------------------------------------------------------------------------
Total Assets ..................       6,745    7,322     8,214    8,799    9,453
  Cash and Cash Equivalents ...         643      425       275      565      503
  Inventories .................          33       25        21       33       15
  Other Current Assets ........         231      216       251      240    6,055
Total Current Assets ..........         906      666       547      838    6,573
  Long Term Accounts Receivable       5,300    6,138     7,237    7,612    2,619
Total Long Term Assets ........       5,300    6,138     7,237    7,612    2,619

Total Liabilities .............       6,494    6,984     7,693    7,918    8,417
Current Liabilities ...........         555      732       884      921    5,134
Long Term Liabilities .........       5,639    5,878     6,376    6,491    2,853
Other Liabilities .............         299      372       432      507      429

Equity ........................         218      312       500      848    1,020
---------------------------------- -------- -------- --------- -------- --------


     The El Cajon hydroelectric project was 83 percent complete as of March 31, 2006, and during the first quarter generated Ps. 649 million in revenues and Ps. 39 million in operating income, with a 6 percent operating margin. As the completion and delivery of the project get closer, the amount of work completed and the project s share in total revenues is decreasing. The project has used US$ 605.4 million of the financing for the project. At the end of March 2006,
88.72 percent of the syndicated loan and of the 144A bond had been disbursed. The total financing for the project is US$ 682.4 million. Effective in the first quarter, the certificates for completed work that correspond to the amount that is expected to be received when the first unit is delivered to the client have been reclassified as short term assets, based on the contractual delivery date of February 2007. (It should also be noted that ICA is currently discussing with the client the acceleration of the delivery of the first unit.) The amount reclassified is approximately 60 percent of the value of the fixed price portion of the contract and all of the unit price portion. Likewise, the bank loan that will be repaid when payment is received, in the amount of Ps. 4,036 million, has also been reclassified as short term debt. The difference between the amount to be received and the liability to be paid will be deposited for the payment of the 144-A bond, which matures in May 2008, at the conclusion of the contract with the client.


     Total liabilities as of March 31, 2006 for the El Cajon hydroelectric project increased to Ps. 8,417 million, of which 61 percent was short term and 39 percent long term. The syndicated loan is shown on ICA s balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.


BALANCE SHEET

     The main accounts of ICA s consolidated balance sheet are shown in the following table. For comparative purposes, the balance sheet is presented with and without Airports.

                                                                                    1Q06
                                                                         ---------------------------
                                                                                           ICA w/o
(Ps. million) 1Q05 1Q06 Airports Airports
----------------------------------------------- ----------- ------------ ------------- -------------
Assets
Cash and Cash Equivalents .....................      3,142        6,194         1,851         4,343
Trade and Contract Receivables ................      3,526        8,799           209         8,590
Other Receivables .............................      1,245        1,484             -         1,484
Inventories ...................................      1,406          993            63           930
Other Current Assets ..........................        222          768            26           742
----------------------------------------------- ----------- ------------ ------------- -------------
   Total Current Assets .......................      9,541       18,238         2,148        16,089

Trade and Contract Receivables ................      5,552        3,033           134         2,900
Investment in Subsidiaries & Affiliated Cos. ..        552          350             -           350
Other Investments .............................      3,338        7,633         4,411         3,221
  Concessions .................................      3,225        7,550         4,411         3,139
  Long term Land Inventories ..................        112           83             -            83
----------------------------------------------- ----------- ------------ ------------- -------------
Long Term Assets ..............................      9,441       11,017         4,545         6,471
Property, Plant and Equipment Net .............      1,184        2,418         1,455           964
Other Assets ..................................      1,362          541            69           471
----------------------------------------------- ----------- ------------ ------------- -------------
    Total Assets ..............................     21,528       32,213         8,218        23,996

Total Liabilities .............................     15,185       19,189         2,237        16,951
Stockholders' Equity ..........................      6,342       13,025         5,980         6,986
----------------------------------------------- ----------- ------------ ------------- -------------
   Total Liabilities & Stockholders' Equity ...     21,528       32,213         8,218        23,937


     At the close of the first quarter of 2006, total assets increased 50 percent, total liabilities rose 26 percent, and shareholders equity rose 105 percent, as compared to the end of the first quarter of 2005.

     ICA had total assets of Ps. 32,213 million in the first quarter of 2006, an increase of Ps. 10,685 million, or 50 percent, compared to Ps. 21,528 million at the end of the same quarter of 2005. Of the increase, Ps. 8,218 million was accounted for by the consolidation of Airports. The remaining increase is a result of the combined effect of the capital increase in August 2005, client advances, higher levels of construction activity, faster invoicing and collection for completed work, and execution of the El Cajon hydroelectric project.

     At March 31, 2006, ICA had total cash and cash equivalents of Ps. 6,194 million, an increase of 97 percent as compared to Ps. 3,142 million at the end of the first quarter of 2005. Of the Ps. 3,052 million increase, Ps. 1,851 million is attributable to the consolidation of Airports. At the end of March 2006, 72 percent of cash and cash equivalents were in the following subsidiaries: 31 percent in ICA Fluor, 30 percent in Airports, 8 percent in the El Cajon hydroelectric project, 3 percent in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings. This cash generally cannot be used by ICA without the approval of its joint venture partners. The remaining 28 percent, or Ps. 1,592 million, was held at the parent company or other operating subsidiaries. Of total cash as of March 2006, 32 percent represented client advances. Guarantee deposits administered by surety companies and which guarantee performance bonds, are not included in total cash and cash equivalents. These guarantee deposits, which are principally associated with four projects, totaled Ps. 448 million at March 31, 2006.


     In the first quarter of 2006, short-term accounts receivable increased Ps. 5,273 million, or 150 percent, to Ps. 8,799 million at the end of March 2006 from Ps. 3,526 million at the end of March 2005. The increase is the result of the reclassification to short-term of Ps. 5,745 million in certifications for completed work on the El Cajon hydroelectric project. Of total accounts receivable, Airports accounted for Ps. 209 million. Excluding the reclassification for the hydroelectric project and Airports, short-term accounts receivable would have totaled Ps. 2,845 million, a decrease of 19 percent, as compared to the same quarter of 2005. This decrease was due in part to the proportional consolidation of Rodio and payments for projects, particularly Chicontepec. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that meet these characteristics were in Industrial Construction and totaled Ps. 646 million at the end of March 2006, of which Ps. 211 million is for the Chicontepec oil field project and Ps. 435 million is for Package II of the Minatitlan Refinery reconfiguration project.

     Total long term assets as of March 31, 2006 were Ps. 11,017 million, and included Ps. 2,619 million in accounts and documents receivable, principally client certifications at the El Cajon hydroelectric project, and Ps. 7,550 million in completed works in concessions.

     Total liabilities increased Ps. 4,003 million to Ps. 19,189 million in the first quarter of 2006, compared to Ps. 15,185 million in the same quarter of 2005. Of the total increase, Airports accounted for Ps. 2,237 million including the financing of US$ 125 million, equivalent to Ps. 1,389 million, for the acquisition of GACNs shares.

     Shareholders equity increased by Ps. 6,682 million to Ps. 13,025 million in the first quarter of 2006, as compared to Ps. 6,342 million in the first quarter of 2005. Of the total increase in shareholders equity, minority interests in GACN represented Ps. 3,904 million. The balance of the increase in shareholders' equity was the result of the capital increase in August 2005 and net income during 2005 and the first quarter of 2006, which was partially offset by a reduction from the proportional consolidation of Rodio.


Debt


     Total debt at the end of the first quarter of 2006 was Ps. 11,041 million, an increase of Ps. 2,895 million, as compared to the Ps. 8,146 million in the first quarter of 2005. Excluding the El Cajon hydroelectric project, total debt increased Ps. 1,755 million. The increase in debt reflects the refinancing of the Corredor Sur and Acapulco Tunnel concessions, short term working capital financing for Package II of the Minatitlan refinery reconfiguration, and a bridge loan to finance the GACN share purchase. This increase was offset in part by the payment of parent company and subsidiary debt related to projects that have been completed, principally in the Housing segment, as well as the proportional consolidation of Rodio.

     Net debt excluding the El Cajon hydroelectric project was Ps. (1,249) million, compared to Ps. 188 million in the first quarter of 2005. This was the fourth consecutive quarter with a positive net cash position excluding El Cajon, and is the result of the increase in capital, the payment of parent company debt, and the refinancing of projects that generated cash for the Company.

     US$ 605.4 million of the El Cajon hydroelectric project financing has been used by ICA.


(Ps. Million) 1Q2005 1Q2006
-------------------------------------------------------------------------
Short Term Debt ...........................        1,505           4,641
Long Term Debt ............................        6,641           6,400
Total Debt ................................        8,146          11,041

Total Cash and cash equivalents ...........        3,142           6,194
Total Net Debt ............................        5,004           4,846
El Cajon Project Debt .....................        5,458           6,599
El Cajon Cash and cash equivalents ........          643             503
--------------------------------------------------------------------------
Net Debt, El Cajon ........................        4,816           6,096
Net Debt, excluding El Cajon ..............          188         (1,249)
--------------------------------------------------------------------------


     Of ICAs total debt, 86 percent, or Ps. 9,445 million, corresponds to projects and 14 percent, or Ps. 1,596 million, is operating company debt. ICA had no parent company debt outstanding at the end of March 2006.

     As a result of the reclassification to short term of a portion of debt related to the El Cajon project, 42 percent of ICAs total debt matures in less than one year as of March 31, 2006; 46 percent is securities debt; and 92 percent is denominated in foreign currency, principally dollars.


Liquidity and Financial Ratios
                                                       1Q2005          1Q2006
------------------------------------------------------------------------------
Current Ratio ................................           1.23            1.52
Interest Coverage Ratio (Adjusted EBITDA/net .          11.00            9.81
interest)
Leverage (Total Debt/Equity) .................           1.28            0.85



     The current ratio as of the end of first quarter of 2006 increased to 1.52, compared to 1.23 at the end of first quarter 2005. The increase was principally the result of the consolidation of Airports, the issuance of common stock in the third quarter of 2005, the payment of parent company debt, client advances, cash provided by the refinancing of liabilities, an increase in the Company's level of activity, the reclassification of short-term assets and liabilities of the El Cajon hydroelectric project, and the proportional consolidation of Rodio. It should be noted that a portion of ICAs cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects.

     The interest coverage ratio (Adjusted EBITDA/net interest expense, including interest included in cost of sales) was 9.81 in the first quarter of 2006, compared to 11.00 in the same period of the prior year. The decrease in the coverage ratio is a result of the increase in debt. The leverage ratio (total debt/equity) fell to 0.85 as of March 31, 2006, as compared to 1.28 at the end of the same quarter in 2005.


CAPEX and Divestments

     Capital expenditures, including investments in fixed assets and deferred expenses, totaled Ps. 239 million in the first quarter of 2006, an increase of Ps. 164 million as compared to the same quarter of 2005.

     Divestments in the first quarter of 2006 were Ps. 17 million. The main divestments during the first quarter were the sale of land and construction equipment.


     The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in constant Mexican pesos (Ps.) of March 31, 2006 purchasing power. The exchange rate used for the conversion of amounts at March 31, 2006 was Ps. 10.8296 per U.S. dollar.

     This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.